SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Affinity Gaming

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Not Applicable

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Not Applicable	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D/A	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

AMENDMENT NO. 3 SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) reflects changes to the information in Schedule 13D relating to the Common Stock of Affinity Gaming filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2013 by the reporting persons (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the Commission on October 15, 2013 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on December 5, 2013 (“Amendment 2” and, together with the Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4 of the Schedule 13D is hereby supplemented to add the following:

Item 4.	Purpose of the Transaction

On July 28, 2014, Highland Capital entered into a settlement agreement (the “Settlement Agreement”) by and among the Issuer, Highland Capital, Z Capital Partners, L.L.C. (“Z Capital”), SPH Manager, LLC (“SPH”) and certain other holders of and certain of their affiliates (such other holders, including their affiliates, the “Other Holders” and, together with Highland Capital, Z Capital and SPH, the “Settlement Parties”), which was previously negotiated with the Issuer by Z Capital and SPH. Pursuant to the Settlement Agreement, the Board will be reconstituted to include seven members, consisting of the Issuer’s Chief Executive Officer, two members designated by Z Capital, two members designated by SPH and two other members designated by Highland Capital and the Other Holders so long as certain ownership conditions are met (subject to the limitations and conditions set forth in the Settlement Agreement, including the ownership of a specified percentage of the outstanding Common Stock) and otherwise by SPH. In addition, the existing litigation between Z Capital Partners, L.L.C. and the Issuer (and certain of its directors) will be dismissed with prejudice. The Settlement Agreement also requires the stockholders party thereto to take all necessary action, including voting their shares of Common Stock, to cause the election of the directors designated by the other stockholders (or group of stockholders) party thereto. As a result, the parties to the Settlement Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and such group is deemed to beneficially own the 15,107,081.40 shares of Common Stock beneficially owned by the Settlement Parties other than the Reporting Persons, along with the 1,665,458 shares of Common Stock beneficially owned by the Reporting Persons, which together represent approximately 82.9% of the outstanding Common Stock, as reported on the Schedule 13Ds to be filed by the other Settlement Parties with the Securities and Exchange Commission (collectively, the “Other Settlement Parties’ Schedule 13D”). The Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Settlement Parties, other than the Reporting Persons, for any other purpose. The stockholders party to the Agreement dated May 29, 2013, as amended, waived any limitation under that Agreement to the execution of the Settlement Agreement and consented thereto. The Settlement Agreement, filed herewith as Exhibit 99.3, is incorporated herein by reference and the foregoing description of the Settlement Agreement is qualified in its entirety by the full text of the agreement.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5 of the Schedule 13D is hereby supplemented to add the following:

Item 5.	Interest in Securities of the Issuer

The parties to the Settlement Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and such group is deemed to beneficially own the 15,107,081.40 shares of Common Stock beneficially owned by the other Settlement Parties, along with the 1,665,458 shares of Common Stock beneficially owned by the Reporting Persons, which together represent approximately 82.9% of the outstanding Common Stock, as reported on the Other Settlement Parties’ Schedule 13D.

Item 7 of the Schedule 13D is hereby amended to add the following:

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3 Settlement Agreement by and among Z Capital Partners, L.L.C. and its affiliates, SPH Manager, LLC, Spectrum Group Management, LLC, Highland Capital Management, L.P. and Courage Capital Management, LLC, dated as of July 28, 2014, incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on July 28, 2014.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2014

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
		Name:	James D. Dondero
		Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

/s/ James D. Dondero
James D. Dondero